SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 6)

GLOBAL SHIP LEASE, INC. (Formerly known as GSL Holdings, Inc.)

(Name of Issuer)

Class A Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y27183105

(CUSIP Number)

CMA CGM S.A.
4, Quai d’Arenc
Marseille Cedex 02 13235
France
+33 (0) 4 88 91 98 03global
Attn: Group General Counsel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2018

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. Y27183105	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON CMA CGM S.A. I.R.S. No. 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,412,700 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,412,700 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,412,700 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.07% (4)
14	TYPE OF REPORTING PERSON CO

(1)
CMA CGM S.A. (“CMA CGM”), a French company, directly holds 24,412,700 of Global Ship Lease, Inc.’s (the “Issuer”) Class A Common Shares. CMA CGM is controlled by Merit Corporation S.A.L. (“Merit”). Accordingly, Merit may be deemed to exercise voting and investment power over all securities of the Issuer held by CMA CGM and thus may be deemed to beneficially own such securities.

(2)	Includes 3,934,050 Class A Common Shares issuable upon the conversion of 3,934,050 Class B Common Shares into Class A Common Shares on a one-for-one basis. See Item 5.
(3)	See Item 4 disclosure regarding Subject Stock described in the Voting Agreement.
(4)	The calculation of the foregoing percentage is based on an aggregate of 71,654,565 Class A Common Shares outstanding as of November 15, 2018, based on information received from the Issuer.

CUSIP No. Y27183105	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Merit Corporation S.A.L. I.R.S. No. 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,412,700 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,412,700 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,412,700 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.07% (4)
14	TYPE OF REPORTING PERSON CO

(1)
CMA CGM, a French company, directly holds 24,412,700 of the Issuer’s Class A Common Shares. CMA CGM is controlled by Merit.  Accordingly, Merit may be deemed to exercise voting and investment power over all securities of the Issuer held by CMA CGM and thus may be deemed to beneficially own such securities.

(2)	Includes 3,934,050 Class A Common Shares issuable upon the conversion of 3,934,050 Class B Common Shares into Class A Common Shares on a one-for-one basis. See Item 5.
(3)	See Item 4 disclosure regarding Subject Stock described in the Voting Agreement.
(4)	The calculation of the foregoing percentage is based on an aggregate of 71,654,565 Class A Common Shares outstanding as of November 15, 2018, based on information received from the Issuer.

CUSIP No. Y27183105	Page 4 of 5 Pages

Introductory Statement
This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) is being filed with respect to the Class A Common Shares of the Issuer to amend and supplement the Schedule 13D filed on August 14, 2008, as previously amended by Amendment No. 1 filed on February 28, 2013, Amendment No. 2 filed on September 13, 2013, Amendment No. 3 filed on March 7, 2014, Amendment No. 4 filed on May 12, 2014, and Amendment No. 5 filed on November 2, 2018 (as amended by this Amendment No. 6, the “Existing Schedule 13D”).
Except as otherwise provided herein, each Item of the Existing Schedule 13D remains unchanged. Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Existing Schedule 13D.
Item 4.  Purpose of Transaction.
Item 4 is amended and supplemented by adding thereto the following:
On November 15, 2018, the closing of the transactions contemplated by the Merger Agreement (the “Closing”) occurred and the agreements pursuant to the Voting Agreement became effective.  In addition, on the Closing date, the Registration Rights Agreement became effective and the entirety of the agreements pursuant to the Letter Agreement became effective.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional Class A Common Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5.  Interest in Securities of the Issuer.
Items 5(a) and 5(b) are amended and supplemented by adding thereto the following:
Rows (7) through (11) and (13) of the cover pages to this Amendment No. 6 are hereby incorporated by reference into this Item 5.

CMA CGM directly holds 3,934,050 Class B Common Shares of the Issuer (“Class B Common Shares”). The outstanding Class B Common Shares will convert to Class A Common Shares on a one-for-one basis on the first day of the calendar quarter at least 30 days after the end of a subordination period, which will be deemed to end immediately preceding the occurrence of a “Change of Control” (as defined in the Issuer’s Amended and Restated Articles of Incorporation). The Class B Common Shares have one vote and vote as a single class with the Class A Common Shares.  As a Change of Control under the Issuer’s Amended and Restated Articles of Incorporation was deemed to have occurred as a result of the Closing and the effectiveness of the agreements pursuant to the Voting Agreement, the Class B Common Shares will convert to Class A Common Shares on January 1, 2019.
If the Voting Agreement Parties are deemed to have formed a Section 13(d) group, such group would beneficially own 35,165,454 Class A Common Shares in the aggregate, although in no case does any of Kelso, CMA CGM or Mr. Gross have or share voting or investment power with respect to the entirety of that number of Class A Common Shares.  See the discussion of the Voting Agreement and Subject Stock in Item 4.
(c) The Reporting Persons have not effected any transactions with respect to the Issuer’s Class A Common Shares during the past sixty days.

CUSIP No. Y27183105	Page 5 of 5 Pages

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: November 21, 2018

CMA CGM S.A.

By:	/s/ David Parlongue
Name: David Parlongue
Title: VP Strategy

MERIT CORPORATION S.A.L.

By:	/s/ Joseph Dakkak
Name: Joseph Dakkak
Title: General Manager